02032940

MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People's Republic of China, 100011
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

HKDOCS01/69450.9

PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's resolutions passed at the annual general meeting for the year 2001 payment of the final dividend.

PetroChina
中国石油

中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2001 PAYMENT OF THE FINAL DIVIDEND

The Board of Directors announces that the Annual General Meeting was held in Beijing on June 6, 2002 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

The board of directors (the "Board of Directors") of PetroChina Company Limited (the "Company") is pleased to announce that the annual general meeting (the "Annual General Meeting") of the Company for the year 2001 was held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC, on June 6, 2002. Shareholders or proxies representing 175,650,219,134 shares with voting rights, representing 99.90% of the total of 175,824,176,000 shares of the Company attended the Annual General Meeting. The Annual General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the Annual General Meeting, the following resolutions were considered and approved:

1 the Report of the Board of Directors for the year 2001 was approved;

2 the Report of the Supervisory Committee for the year 2001 was approved;

3 the Audited Financial Statements of the Company for the year 2001 was approved;

4 the declaration and payment of a final dividend for the year ended December 31, 2001 in the amount and in the manner recommended by the Board of Directors was approved;

5 the Board of Directors was authorised to determine the interim dividend for the year 2002; and

6 the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the international and domestic auditors of the Company, respectively, for the year 2002 was approved, and the Board of Directors was authorised to fix the remuneration thereof.

PAYMENT OF THE FINAL DIVIDEND

The Board of Directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.050272 per share (inclusive of applicable tax) for the year ended December 31, 2001. The payment shall be made to shareholders whose names appeared on the register of members of the Company at the closure of business on June 5, 2002. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in the local currency of the place of listing. Dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply:

$$\text{Conversion rate for final dividend per share (RMB to Hong Kong dollars)} = \frac{\text{Final dividend per share in RMB}}{\text{Average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week before June 6, 2002}}$$

For the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to June 6, 2002, that is the date of the annual general meeting at which the final dividend is declared, is RMB1.0605 = HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.047404.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to H share shareholders. The final dividend will be paid by the Receiving Agent on or about June 21, 2002, and will be despatched on the same day to H share shareholders entitled to receive such by ordinary post and at their own risk.

By Order of the Board
Li Huaiqi
Company Secretary

Beijing
The People's Republic of China
June 6, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: June 7, 2002

By: ______________________

Name: Li Huaiqi
Title: Company Secretary

HKDOCS01/69450.5